M E M O R A N D U M
TO:	Michael Rosenberg U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	February 1, 2022
SUBJECT:
Responses to comments on the proxy statement filed as PRE14A on January 12, 2022 (the “Proxy Statement”) for the JNL/Mellon MSCI KLD 400 Social Index Fund, a series of the JNL Series Trust (File Nos: 033-87244 and 811-08894) (the “Registrant”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Proxy Statement received via telephone on January 20, 2022. Capitalized terms used herein have the same meaning as in the Proxy Statement.

The comments are set forth below in italics, with responses immediately following.

1.
On page 4 of the Proxy Statement, in Proposal 1, in the table comparing the investment objectives and principal investment strategies, please remove the word “diversified” in the proposed investment objective because the Fund will operate as non-diversified, if Proposal 2 is approved.

RESPONSE: The Registrant has updated the investment objective as follows (deleted text is stricken):

The investment objective of the Fund is to seek to track the performance of the Morningstar® US Sustainability Index℠, which is designed to provide ~~diversified,~~ broad US equity market exposure with lower environmental, social and governance (“ESG”) risk.

2.
On page 4 of the Proxy Statement, in Proposal 1, in the table comparing the investment objectives and principal investment strategies, please remove the word “diversified” in the first box of the proposed principal investment strategies because the Fund will operate as non-diversified, if Proposal 2 is approved. Additionally, please include disclosure explaining what is meant by “ESG risk.”

RESPONSE: The Registrant has updated the language as follows (deleted text is stricken):

The Fund, under normal circumstances, seeks to invest at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in securities included in the Morningstar® US Sustainability Index℠ (the “Index”), including depositary receipts representing securities of the Index. The Fund seeks to track the investment results of the Index, which is designed to provide ~~diversified,~~ broad U.S. equity market exposure with lower ESG risk.

Additionally, the Registrant respectfully directs the Commission Staff’s attention to the discussion in the principal investment strategies section on how Sustainalytics’ ESG Risk Ratings are designed to help investors identify and understand financially material ESG risks in their portfolio companies, as follows:

All constituents within the Index must meet the following criteria in sequence: (i) the security must have a current Sustainalytics ESG Risk Rating and Sustainalytics Controversy Score, (ii) the security’s Controversy Score must be 3 out of 5, or lower, (iii) the security must not have a ‘Severe’ Sustainalytics ESG Risk Rating, and (iv) the company must not derive more than 50% of its revenue from tobacco products, not have any involvement in the production of controversial weapons (land mines, for example) as defined by third-party Sustainalytics Global Compact Compliance Service exclusionary lists, not have any involvement in the manufacturing and sale of firearms to civilian customers, and not have any involvement in the manufacturing and sale of key components of small arms. The Index Provider selects the best-in-class companies in priority order of their Sustainalytics ESG Risk Ratings until they reach 50% coverage by float-adjusted market capitalization of the parent index. The companies with the lowest possible ESG Risk Ratings are selected for the Index, subject to sector weight constraints relative to the parent index.
Sustainalytics’ ESG Risk Ratings are designed to help investors identify and understand financially material ESG risks in their portfolio companies. Sustainalytics’ ESG Risk Ratings measure the degree to which a company’s economic value is driven by the magnitude of a company’s unmanaged ESG risks. Sustainalytics’ ESG Risk Ratings are composed of three building blocks that contribute to a company’s overall rating. These building blocks include Corporate Governance, material ESG issues (“MEIs”), and idiosyncratic ESG issues. To be considered relevant in the ESG Risk Ratings, an issue must have a potentially substantial impact on the economic value of a company and, hence, its financial risk- and return profile from an investment perspective. The ESG Risk Rating is forward looking in the sense that it identifies these issues based on the typical business model and business environment a company is operating in. The final ESG Risk Rating score is calculated as the sum of all unmanaged risk. To determine unmanaged risk, Sustainalytics reviews three building blocks: Corporate Governance, MEIs’, and idiosyncratic ESG issues. Based on their quantitative scores, companies are grouped into one of five risk categories (negligible, low, medium, high, severe) per the chart below. A low score indicates a low level of ESG risk.

ESG Risk Rating	Quantitative Score
Negligible	0 - 9.99
Low	10 -19.99
Medium	20 - 29.99
High	30 - 39.99
Severe	40+

3.
On page 6 of the Proxy Statement, in Proposal 1, in the table comparing the investment objectives and principal investment strategies, please include a description in the second box of the proposed principal investment strategies, describing the sub-adviser’s due diligence practices, if any, in applying its screening criteria. For example, does the sub-adviser conduct its own analysis of issuers or does the sub-adviser rely on the index provider’s analysis.

RESPONSE: The Registrant has added the following language:

Mellon Investments Corporation, the Fund’s sub-adviser (“Sub-Adviser”), does not apply its own ESG screening criteria. The Sub-Adviser relies on the Index Provider to apply its screening criteria to portfolio companies included in the Index.

4.	On page 7 of the Proxy Statement, in Proposal 2, please describe the risks of being a non-diversified fund in bold text.

RESPONSE: The Registrant has added the following language:

Non-diversified funds can hold a smaller number of issuers than if they were “diversified Funds.” As a result, there is increased risk in investing in a smaller number of different issuers than there is in investing in a larger number of issuers because changes in the financial condition or market status of a single issuer may cause greater fluctuation in a non-diversified portfolio with respect to total return and share price.

5.
On page 8 of the Proxy Statement, in Proposal 3, please describe the risks of concentration generally in bold text. Additionally, please include disclosure indicating in which industries the Fund will concentrate, as well as any risks associated with concentration in those industries.

RESPONSE: The Registrant has added the following language:

Because the Fund’s investments may be concentrated in certain industries to the extent such industries are represented in the Index, it may be subject to greater risks. Companies within an industry are often faced with the same economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry, and their stock may react similarly and move in unison with these and other market conditions. As a result, stocks within a certain industry in which the Fund invests may be more volatile, and carry greater risk of adverse developments affecting many of the Fund’s holdings, than a mixture of stocks of companies from a wide variety of industries.

Additionally, the Registrant confirms that neither the Fund nor the Index it seeks to track is currently concentrated in a particular industry. However, the Fund’s investments may be concentrated in certain industries to the extent such industries are represented in the Index in the future. The Registrant believes it is in the best interests of the Fund’s shareholders for the Fund to have the ability to concentrate to the extent the Index concentrates in a particular industry. This flexibility will reduce the likelihood of a tracking error.

6.	Please conform Appendix A with the previous comments.

RESPONSE: The Registrant has made the requested updates.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the responses above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

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